Gold Capital Corporation

                       TECHNICAL AUDIT OF THE
                    TONKIN SPRINGS GOLD PROPERTY,
                        EUREKA COUNTY, NEVADA

                              APRIL 1996


                             Prepared by:
                   Behre Dolbear and Company, Inc.
                    1601 Blake Street, Suite 301
                      Denver, Colorado  80202
                           303-620-0020



1.0   EXECUTIVE SUMMARY

1.1   CONSULTANT'S ROLE

The geologic and mining consulting firm of Behre Dolbear & Company, Inc. was retained by Gold Capital Corporation to conduct an audit of plans to restart the Tonkin Springs Gold Project, southwest of Elko, Nevada. The audit consisted of:

    A site visit by a three-man Behre Dolbear team;

    A review of a series of documents detailing:
        Ore reserves and costs;
        The design and description of the processing facilities;
        The status of environmental permitting;
        Preliminary financial evaluation of the project; and Discussions with the consultants who had produced the above documents.

The Behre Dolbear team made a number of changes, mainly minor in nature, to some of the parameters and assumptions contained in the documents, and then re-ran the financial evaluation, incorporating sensitivities to changes in key items.

1.2   PROJECT LOCATIONS

The project location is some 90 miles SW of Elko, Nevada at elevations ranging from 6,400 to 8,160 feet; is accessible via 54 miles of paved and then 16 miles of well maintained county gravel roads from Carlin. The area enjoys a climate conducive to mining operations.

1.3 EXISTING FACILITIES CIL mill (built and then shut down in 1990); and essentially all elements of infrastructure are in place and can be operational with a minimum of refurbishing.

1.4   ORE RESERVES

Behre Dolbear has reviewed the ore reserve calculations done by the Owner's consultant, accepts the figures, and confirms that they were performed to industry standards.

The primary ore reserves of the project are contained in four deposits, and are categorized into sulfide milling, oxide heap leaching and sulfide heap leaching - ores. There appears to be significant potential for additional reserves, both sulfide and oxide, adjacent to the four pits as well as possibly on the remainder of the land holdings, which extend approximately 8 miles to the north of the northernmost pit (the Rooster), as well as 1 mile to the south of the southernmost pit (the O-15), and on strike.

Proven and probable diluted mineable reserves as stated by Gold
Capital total 9.83 million tons of ore grading 0.056 ounces of gold per ton, as shown in Table 1.1.

Table 1.1
Diluted Mineable Ore Reserves

                 Ore Tons  Grade   Contained   Waste Tons   Strip
                  (000's)  (OPT)    Ounces       (000's)    Ratio

Sulfide Milling    2568    0.1016   260900

Sulfide Heap
Leaching           3575    0.0450   160700

Oxide Heap
Leaching           3690    0.0358   132100

TOTAL              9833    0.0563   553700      27953        2.84


1.5   PROJECT DESCRIPTION

Operations will consist of open pit mining performed by a contractor, followed by three-stage crushing to a nominal 3/8 inchfor the sulfide milling and the sulfide heap leaching ores. The oxide ore will not be crushed and will go directly to Run-of-Mine(ROM)heap leaching.
The sulfide milling ore will go to a pad whereit is bio-oxidized by bacteria in a sulfuric acid solution and then returned for grinding and gold recovery in the existing conventional 2000 tpd CIL plant. The Sulfide Heap Leach ore will go to a pad for bio-oxidation and is then reclaimed and sent to a second pad adjacent to the oxide ore heap leach pad, for designed for the following production rates and start-up dates as follows:

                     Production Rates          Start-up Dates

Sulfide milling:    2000 tpd or 710000 tpy   1st quarter, Year 1

Sulfide heap
leaching:           2000 tpd or 710000 tpy   4th quarter, Year 1

Oxide heap
leaching:           2620 tpd or 930000 tpy   12th month, Year 1


1.6    PROJECT STATISTICS

Saleable gold is projected to total 420000 ounces. Annual gold production and sales are shown in Table 1.2.

Table 1.2
Gold Production and Sales

Year                 Ounces Produced        Ounces Sold

1                        60200              60000
2                       103400             101200
3                       103700             103700
4                        94500              93200
5                        57100              56600
6                            0               5400
TOTAL                   418900             420100

Note: 1200 ounces are produced in the pre-production year, but not sold until Year 1.


1.7   FINANCIAL

1.7.1    Capital

Capital costs for processing were developed by Lyntek Incorporated and, after some small adjustments, are confirmed by Behre Dolbear. All other capital costs were developed by Gold Capital and again, after some minor changes, are confirmed by Behre Dolbear. Costs are shown in Table 1.3.


Table 1.3
Capital Costs by Year

   Year              $ Millions          Capital Cost per
                                          Saleable Ounce
(year 0)                9.163                21.81

Years 1-3              15.133                36.02

Life-of-Project
(5+ years)*            22.046                53.48

*  Includes a credit for assumed salvage value of $5 million.


1.7.2    Working Capital

Because the bio-oxidation process is relatively new, it is likely that a slow start-up will occur and gold sales will be delayed. Behre Dolbear is therefore recommending that additional working capital be allowed for. Specifically, Behre Dolbear has included in its financial evaluations one full month of operating costs ($800000) and one additional month ($800000) as a contingency.

Furthermore, an increase in working capital of $1.5 million (to be provided by cash flow from operations) is needed at the start of the sulfide heap leaching and oxide heap leaching processes (4th quarter of Year 1).

1.7.3    Operating Costs Per Ounce

Operating costs for mining are based on mining contractor bids. Costs for processing were developed by consultant Lyntek, modified in two or three areas by Behre Dolbear, and are now verified to be correct. Costs for G&A were developed by Behre Dolbear and Gold Capital, and Behre Dolbear verifies that they are correct.

Life-of-mine average operating costs per ounce of saleable gold are $243.43 and are shown in Table 1.4.


Table 1.4
Cash Operating Costs Per Ounce of Saleable Gold (420,100 oz)


Type of Cost                                    $ Per Ounce


Direct Cash Operating Cost (mining,
processing, G&A, refining, equipment leasing)        224.17

Indirect Cash Operating Cost
(royalties, Nevada taxes)                             19.26

TOTAL OPERATING COST                                 243.43



Life-of-mine, cumulative project cash, net of capital expenditures, is a pre-tax $44.19 million or $102 per saleable ounce. This is based on $400 gold, which was used in the pit optimization studies and is close to the current price.

1.7.5    Internal Rate of Return and PV15

The before tax internal rate of return is 62.60 percent; the before tax PV15 (net present value, calculated at a discount rate of 15 percent) is $19.4 million.


1.8   SENSITIVITIES

Sensitivities have been run for the four parameters shown in Table
1.5. The project is most sensitive to changes in the gold price and in operating costs, but it is not unduly sensitive to changes in any of the above parameters. It is least sensitive to changes in capital costs.

Table 1.5
Project Sensitivities

Parameter       Cash Cost      Internal Rate        Project Net
                Per Ounce        of Return          Cash Flow
                   ($)               (%)           ($ millions)

Base Case         243.43              62.60              44.19

Operating Costs
+-10%            +-21.35            +-12.60             +-9.00

Capital Costs
+-10%          No change             +-8.40             +-2.11

Recoveries:
+-5%             +-10.45            +-10.95             +-7.65

Gold Price:
+-$25             +-2.15            +-13.75             +-9.60


1.9   ENVIRONMENTAL TIMETABLE

The revised plan of operations (POO), the water pollution control permit and the air quality operating permit are all due to be submitted to the BLM on or before June 1, 1996. Behre Dolbear believes that approval to proceed will take at least 104 days, which makes the earliest start-up date for mining around mid-September 1996. Behre Dolbear does not, however, see a likelihood of significant problems or delays.

Behre Dolbear believes that this project has the usual complement of upsides and downsides. These are as follows:

1.10.1    Upsides

    The likely discovery of additional ore reserves in all three categories, leading to one or more years of additional life.


    Increased treatment capabilities, both in the mill and in both sulfide and oxide heap leach operations. An increase of 10 percent seems a reasonable goal.

    Possibly higher recoveries in the mill (1-2 percent) and in the oxide ore heap leaching operations (1-3 percent).

1.10.2    Downsides

    Start-up difficulties with the bio-oxidation process, leading to lower gold recoveries and lower sales in the first 3-6 months.

    A possibly lower recovery in the sulfide heap leaching process, where testing of the specific ore grade has been insufficient, but where this is in the process of being corrected by additional testing. The downside could be of the order of a 5-10 percent reduction for the sulfide heap leaching ore, but overall, the effect on the project economies is not great.

Behre Dolbear does not see any significant problems in the areas of:

    Tons and grade of ore;
    Capital costs; or
    Operating costs.


1.11    CONCLUSIONS/RECOMMENDATIONS

The Tonkin Springs Project, on a 100 percent basis and pre-tax, has strong economics and a quick payback of capital (two years).

Important information concerning the commercial operation of the bio-oxidation pads can be obtained from a larger (i.e. 36-inch diameter of suitable height) column test on the sulfide ore. It is therefore recommended that an additional test be run during the construction period to gain this information.

Because the bio-oxidation process is relatively new, provision should be made for $800,000 in additional working capital (total of out to be slower than predicted in this analysis, and especially if start-up occurs in the winter months.

Behre Dolbear believes that the project economics and technical factors indicate the project should proceed to commercial production.